================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


     Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk
         (to be changed to "P.T. Indonesian Satellite Corporation Tbk")
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Series B Common Shares, par value Rp.500 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   715680 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                             STT Communications Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                           Telephone: (65) 6723 8668
                           Facsimile: (65) 6720 7277

                                    Copy to:
                              L. Crawford Brickley
                         Clifford Chance Wong Pte Ltd
                             16 Collyer Quay #10-00
                                  Hitachi Tower
                                Singapore 049318
                           Telephone: (65) 6416 8000
                           Facsimile: (65) 6535 6855

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 715680 10 4                13D                      Page 2 of 18 Pages

--------------------------------------------------------------------------------
       1.         Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only).

                           Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
       2.         Check the Appropriate Box if a Member of a Group
                  (a)      [X](1)
                  (b)      [ ]
--------------------------------------------------------------------------------
       3.         SEC Use Only
--------------------------------------------------------------------------------
       4.         Source of Funds
                           BK;00
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           [ ]
--------------------------------------------------------------------------------
       6.         Citizenship or Place of Organization
                           Singapore
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  7.        Sole Voting Power
Number of                            0
Shares           ---------------------------------------------------------------
Beneficially      8.        Shared Voting Power
Owned by Each                        589,574,999(2)(3)
Reporting        ---------------------------------------------------------------
Person With       9.        Sole Dispositive Power
                                     0
                 ---------------------------------------------------------------
                  10.       Shared Dispositive Power
                                     589,574,999(2)(3)
--------------------------------------------------------------------------------
      11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                           434,250,000(3)
--------------------------------------------------------------------------------
      12.         Check if the Aggregate Amount in Row 11 Excludes Certain
                  Shares
                           [X]
--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row 11
                           41.94%
--------------------------------------------------------------------------------
      14.         Type of Reporting Person
                           CO

------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).

(2) Includes 155,324,999 Series B Shares held by MSOE (as defined below) on December 20, 2002, that are subject to the Shareholders Agreement
     (as defined below), as to which the Reporting Person expressly disclaims beneficial ownership.

(3) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Pte Ltd.

CUSIP No. 715680 10 4                13D                      Page 3 of 18 Pages

--------------------------------------------------------------------------------
       1.         Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only).

                           Singapore Technologies Pte Ltd
--------------------------------------------------------------------------------
       2.         Check the Appropriate Box if a Member of a Group
                  (a)      [X](1)
                  (b)      [ ]
--------------------------------------------------------------------------------
       3.         SEC Use Only
--------------------------------------------------------------------------------
       4.         Source of Funds
                           BK;00
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           [ ]
--------------------------------------------------------------------------------
       6.         Citizenship or Place of Organization
                           Singapore
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  7.        Sole Voting Power
Number of                            0
Shares           ---------------------------------------------------------------
Beneficially      8.        Shared Voting Power
Owned by Each                        589,574,999(2)
Reporting        ---------------------------------------------------------------
Person With       9.        Sole Dispositive Power
                                     0
                 ---------------------------------------------------------------
                  10.       Shared Dispositive Power
                                     589,574,999(2)
--------------------------------------------------------------------------------
      11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                           434,250,000
--------------------------------------------------------------------------------
      12.         Check if the Aggregate Amount in Row 11 Excludes Certain
                  Shares
                           [X]
--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row 11
                           41.94%
--------------------------------------------------------------------------------
      14.         Type of Reporting Person
                           CO

------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).

(2) Includes 155,324,999 Series B Shares held by MSOE (as defined below) on December 20, 2002, that are subject to the Shareholders Agreement (as defined below), as to which the Reporting Person expressly disclaims beneficial ownership.

CUSIP No. 715680 10 4                13D                      Page 4 of 18 Pages

--------------------------------------------------------------------------------
       1.         Names of Reporting Persons
                  I.R.S. Identification Nos. of above person (entities only).

                           Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
       2.         Check the Appropriate Box if a Member of a Group
                  (a)      [X](1)
                  (b)      [ ]
--------------------------------------------------------------------------------
       3.         SEC Use Only
--------------------------------------------------------------------------------
       4.         Source of Funds
                           BK; 00
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           [ ]
--------------------------------------------------------------------------------
       6.         Citizenship or Place of Organization
                           Singapore
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  7.        Sole Voting Power
Number of                            0
Shares           ---------------------------------------------------------------
Beneficially      8.        Shared Voting Power
Owned by Each                        589,574,999(2)
Reporting        ---------------------------------------------------------------
Person With       9.        Sole Dispositive Power
                                     0
                 ---------------------------------------------------------------
                  10.       Shared Dispositive Power
                                     589,574,999(2)
--------------------------------------------------------------------------------
      11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                           434,250,000
--------------------------------------------------------------------------------
      12.         Check if the Aggregate Amount in Row 11 Excludes Certain
                  Shares
                           [X]
--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row 11
                           41.94%
--------------------------------------------------------------------------------
      14.         Type of Reporting Person
                           CO

------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).

(2) Includes 155,324,999 Series B Shares held by MSOE (as defined below) on December 20, 2002, that are subject to the Shareholders Agreement (as defined below), as to which the Reporting Person expressly disclaims beneficial ownership.

CUSIP No. 715680 10 4                13D                      Page 5 of 18 Pages

--------------------------------------------------------------------------------
       1.         Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only).

                           STT Communications Ltd
--------------------------------------------------------------------------------
       2.         Check the Appropriate Box if a Member of a Group
                  (a)      [X](1)
                  (b)      [ ]
--------------------------------------------------------------------------------
       3.         SEC Use Only
--------------------------------------------------------------------------------
       4.         Source of Funds
                           BK; 00
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           [ ]
--------------------------------------------------------------------------------
       6.         Citizenship or Place of Organization
                           Singapore
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  7.        Sole Voting Power
Number of                            0
Shares           ---------------------------------------------------------------
Beneficially      8.        Shared Voting Power
Owned by Each                        589,574,999(2)
Reporting        ---------------------------------------------------------------
Person With       9.        Sole Dispositive Power
                                     0
                 ---------------------------------------------------------------
                  10.       Shared Dispositive Power
                                     589,574,999 (2)
--------------------------------------------------------------------------------
      11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                           434,250,000
--------------------------------------------------------------------------------
      12.         Check if the Aggregate Amount in Row 11 Excludes Certain
                  Shares
                           [X]
--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row 11
                           41.94%
--------------------------------------------------------------------------------
      14.         Type of Reporting Person
                  CO

------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).

(2) Includes 155,324,999 Series B Shares held by MSOE (as defined below) on December 20, 2002, that are subject to the Shareholders Agreement (as defined below), as to which the Reporting Person expressly disclaims beneficial ownership.

CUSIP No. 715680 10 4                13D                      Page 6 of 18 Pages

--------------------------------------------------------------------------------
       1.         Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only).

                           Indonesia Communications Limited
--------------------------------------------------------------------------------
       2.         Check the Appropriate Box if a Member of a Group
                  (a)      [X](1)
                  (b)      [ ]
--------------------------------------------------------------------------------
       3.         SEC Use Only
--------------------------------------------------------------------------------
       4.         Source of Funds
                           BK; 00
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                           [ ]
--------------------------------------------------------------------------------
       6.         Citizenship or Place of Organization
                           Mauritius
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  7.        Sole Voting Power
Number of                            0
Shares           ---------------------------------------------------------------
Beneficially      8.        Shared Voting Power
Owned by Each                        589,574,999(2)
Reporting        ---------------------------------------------------------------
Person With       9.        Sole Dispositive Power
                                     0
                 ---------------------------------------------------------------
                  10.       Shared Dispositive Power
                                     589,574,999(2)
--------------------------------------------------------------------------------
      11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                           434,250,000
--------------------------------------------------------------------------------
      12.         Check if the Aggregate Amount in Row 11 Excludes Certain
                  Shares
                           [X]
--------------------------------------------------------------------------------
      13.         Percent of Class Represented by Amount in Row 11
                           41.94%
--------------------------------------------------------------------------------
      14.         Type of Reporting Person
                           CO

------------

(1) Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).

(2) Includes 155,324,999 Series B Shares held by MSOE (as defined below) on December 20, 2002, that are subject to the Shareholders Agreement (as defined below), as to which the Reporting Person expressly disclaims beneficial ownership.

                                                              Page 7 of 18 Pages

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is Series B Common Shares, par value 500 Rupiah per share (the "Series B Shares"), of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk (to be changed to "P.T. Indonesian Satellite Corporation Tbk") (the "Issuer"), with its principal executive offices located at Jl. Medan Merdeka Barat No. 21, P O Box 2905, Jakarta 10110.


ITEM 2. IDENTITY AND BACKGROUND

The name, address, place of organization and principal business of the persons filing this statement (the "Reporting Persons") are set forth below:

Temasek Holdings (Private) Limited ("Temasek")
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(a Singapore company)
Principal business of Temasek: Investment holding company.

Singapore Technologies Pte Ltd ("STPL")
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(a Singapore company that is indirectly wholly-owned by Temasek)
Principal business of STPL: Technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services.

Singapore Technologies Telemedia Pte Ltd ("STT")
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company that is wholly-owned by STPL)
Principal business of STT: Strategic media and telecommunications services, investment holding and management services.

STT Communications Ltd ("STT Comm")
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company that is 99% owned by STT)
Principal business of STT Comm: Information/communications services and investment holding.

Indonesia Communications Limited ("ICL")
c/o Deutsche International Trust Corporation (Mauritius) Limited
4th Floor, Barkly Wharf East
Le Caudan Waterfront
Port Louis
Mauritius
(a Mauritius company that is wholly-owned by STT Comm)
Principal business of ICL: Investment holding company.

Information regarding the executive officers and directors of Temasek, STPL, STT, STT Comm and ICL is set forth on Schedule A attached hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Persons, any other person named in Item 2 (including Schedule
A) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 8 of 18 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 15, 2002, ICL, a wholly owned subsidiary of STT Comm, entered into a Share Purchase Agreement (the "Share Purchase Agreement") and a Shareholders Agreement (the "Shareholders Agreement") with the Republic of Indonesia acting through the Ministry of State Owned Enterprises in its capacity as a shareholder of the Issuer ("MSOE"). Pursuant to the Share Purchase Agreement, MSOE agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.94% of the total outstanding Series B Shares. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002 at which time the Shareholders Agreement became effective. After consummation of such sale and purchase, MSOE held 155,324,999 Series B Shares representing 15.00% of the total outstanding Series B Shares.

The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp.5,623,537,500,000 (US$627,353,886.14). Such purchase price was funded through loan facilities in the amount of the aggregate purchase price provided by Barclays Bank PLC.


ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the Series B Shares pursuant to the Share Purchase Agreement was to give ICL a 41.94% interest in the Issuer.

The purpose of the Shareholders Agreement was to provide for certain rights and obligations regarding the management of the Issuer and its subsidiaries, the transfer of shares in the Issuer and certain other rights and obligations of MSOE and ICL as set forth therein and as summarized in Item 6 below.

Other than as described above and in Item 6 below, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D. The Reporting Persons may, however at any time and from time to time, review or reconsider their positions with respect to any of such matters. The Reporting Persons may also increase or decrease their holding in the Issuer or purchase additional equity securities of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ICL owns, beneficially and of record, 434,250,000 Series B Shares, representing 41.94% of the total outstanding Series B Shares, and MSOE owns, beneficially and of record, 155,324,999 Series B Shares, representing 15.00% of the total outstanding Series B Shares.

MSOE and ICL own, beneficially and of record, 589,574,999 Series B Shares, representing 56.94% of the total outstanding Series B Shares. By virtue of the Shareholders Agreement, the Reporting Persons have the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition all of such Series B Shares. The Shareholders Agreement gives MSOE and ICL certain limited rights that may only be exercised jointly by MSOE and ICL. The calculation of the foregoing percentages is based on the number of Series B Shares outstanding as described in the Share Purchase Agreement. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer (as set forth in Schedule A) of any of the Reporting Persons beneficially owns any other securities of the Issuer.

Except as described in Item 3, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Under the Shareholders Agreement, MSOE and ICL (together, the "Parties") agree to vote their respective shares, and procure that their respective nominated directors vote and take all other action necessary, in order to give effect to the provisions of the Shareholders Agreement. MSOE has agreed to discuss how it will vote on resolutions at a shareholders meeting relating to certain matters set out in the

                                                              Page 9 of 18 Pages

Shareholders Agreement if requested by ICL. MSOE has also agreed, for a period of one year from December 20, 2002, to vote all of its shares in accordance with ICL's written instructions on certain matters set out in the Shareholders Agreement.

Under the Shareholders Agreement, each Party must vote its shares and take all other action necessary or required to elect to the Board of Commissioners (i) the required number of commissioners nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of MSOE, save that this number would be reduced to one if MSOE's holding of Series B Shares was reduced beyond a certain number (the "Residual Shares") but MSOE remained the holder of the Series A Share. Each Party must vote its shares and take all other action necessary or required to elect to the Board of Directors (i) the required number of directors nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of MSOE, save that this number would be reduced to one if MSOE's holding of Series B Shares was reduced to less than the Residual Shares but MSOE remained the holder of the Series A Share. There are also certain quorum requirements set out in the Shareholders Agreement.

ICL is restricted under the Shareholders Agreement from transferring any Series B shares acquired from MSOE until December 20, 2005 subject to certain exceptions.

Under the Shareholders Agreement, MSOE shall not transfer any Residual Shares until December 20, 2003 other than to ICL and to certain affiliates.

The Shareholders Agreement will terminate on December 31, 2005, or earlier in limited circumstances only.

Under the Articles of Association of the Issuer, the holder of the one Series A Share, (which is MSOE) must give an affirmative vote in respect of certain resolutions passed at shareholders meetings. Changes with regard to the extent of such resolutions, as agreed between the Parties in the Share Purchase Agreement, were approved at the General Meeting of Shareholders of the Issuer held on December 27, 2002. In order for such changes of the Articles of Association to be effective, the approval of the Ministry of Justice and Human Rights is required. Following approval of such changes, it is expected that the Issuer will file an English translation of the amended Articles of Association with the Securities and Exchange Commission. No such translation has been made available to the Reporting Persons at this time and accordingly is not filed as an exhibit to this Statement.

                                                             Page 10 of 18 Pages

The descriptions of the Share Purchase Agreement and the Shareholders Agreement contained in this Statement are qualified in their entirety by reference to such documents, a copy of which appears as Exhibit 1, 2 and 3 to this Statement, respectively.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Share Purchase Agreement, dated as of December 15, 2002, among the Republic of Indonesia acting through the Ministry of State Owned Enterprises in its capacity as a shareholder of the Issuer, Indonesia Communications Limited and STT Communications Limited.

2. Shareholders Agreement, dated as of December 15, 2002, among The Government of Indonesia and Indonesia Communications Limited.

3. Joint Filing Agreement dated January 22, 2003 among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Indonesia Communications Limited.

                                                             Page 11 of 18 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 22, 2003              TEMASEK HOLDINGS (PRIVATE) LIMITED



                                       By       :  /s/ Chua Su Li
                                       -----------------------------------------
                                       Name     :  Chua Su Li
                                       Title    :  Company Secretary



                                       SINGAPORE TECHNOLOGIES PTE LTD



                                       By       :  /s/ Gan Chee Yen
                                       -----------------------------------------
                                       Name     :  Gan Chee Yen
                                       Title    :  Director of Finance



                                       SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD



                                       By       :  /s/ Pek Siok Lan
                                       -----------------------------------------
                                       Name     :  Pek Siok Lan
                                       Title    :  Company Secretary



                                       STT COMMUNICATIONS LTD



                                       By       :  /s/ Pek Siok Lan
                                       -----------------------------------------
                                       Name     :  Pek Siok Lan
                                       Title    :  Company Secretary



                                       INDONESIA COMMUNICATIONS LIMITED



                                       By       :  /s/ Pek Siok Lan
                                       -----------------------------------------
                                       Name     :  Pek Siok Lan
                                       Title    :  Authorised Signatory

                                                             Page 12 of 18 Pages



                                  EXHIBIT INDEX

1. Share Purchase Agreement, dated as of December 15, 2002, among the Republic of Indonesia acting through the Ministry of State Owned Enterprises in its capacity as a shareholder of the Issuer, Indonesia Communications Limited and STT Communications Limited.

2. Shareholders Agreement, dated as of December 15, 2002, among The Government of Indonesia and Indonesia Communications Limited.

3. Joint Filing Agreement dated January 22, 2003 among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Indonesia Communications Limited.

                                                             Page 13 of 18 Pages



                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Positions at
                Temasek                         Present Principal Occupation    Citizenship
---------------------------------------         ----------------------------    ------------
S Dhanabalan                                    Chairman,                       Singaporean
DBS Building Tower One                          DBS Group Holdings Ltd
46th Floor
Singapore 068809
(Chairman, Temasek)

Kwa Chong Seng                                  Chairman & Managing             Singaporean
1 Raffles Place, 38th Floor                     Director,
OUB Centre                                      ExxonMobil Asia Pacific
Singapore 048616                                Pte Ltd
(Deputy Chairman, Temasek)

Lim Siong Guan                                  Permanent Secretary,            Singaporean
100 High Street #09-01                          Ministry of Finance
Singapore 179434
(Deputy Chairman, Temasek)

Sim Kee Boon                                    Senior Advisor,                 Singaporean
23 Church Street #15-01                         Keppel Corporation Ltd
Capital Square
Singapore 049481
(Director, Temasek)

Fock Siew Wah                                   Deputy Chairman,                Singaporean
DBS Building Tower One                          Fraser & Neave Ltd
46th Floor
Singapore 068809
(Director, Temasek)

Koh Boon Hwee                                   Chairman,                       Singaporean
1 Kim Seng Promenade                            Singapore Airlines
#10-06 Great World City East Tower
Singapore 237994
(Director, Temasek)

Kua Hong Pak                                    Managing Director & Group       Singaporean
205 Braddell Road                               CEO,
West Wing 2nd Floor                             Delgro Corporation Ltd
Singapore 579701                                (w.e.f. 1 Jan 03)
(Director, Temasek)

Lim Chee Onn                                    Chairman,                       Singaporean
23 Church Street #15-01                         Keppel Corporation Ltd
Capital Square

                                                             Page 14 of 18 Pages



Name, Business Address and Positions at
                Temasek                         Present Principal Occupation    Citizenship
---------------------------------------         ----------------------------    ------------
Singapore 049481
(Director, Temasek)

Ho Ching                                        Executive Director,             Singaporean
60B Orchard Road                                Temasek Holdings (Private)
#06-18 Tower 2                                  Limited
The Atrium@Orchard
Singapore 238891
(Director, Temasek)

The following is a list of the executive officers and directors of STPL:

Name, Business Address and Positions at STPL    Present Principal Occupation    Citizenship
--------------------------------------------    ----------------------------    -----------
Teo Ming Kian                                   Chairman, Economic              Singaporean
Economic Development Board                      Development Board of
250 North Bridge Road #25-00                    Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                        Executive Director, Temasek     Singaporean
Temasek Holdings (Private) Limited              Holdings (Private) Limited
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Peter Seah Lim Huat                             President & CEO of STPL         Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                  Managing Director and Chief     Singaporean
Singapore Technologies Pte Ltd                  Operating Officer of STPL
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, Managing Director and Chief
Operating Officer of STPL)

Davinder Singh s/o Amar Singh                   Managing Partner, Drew &        Singaporean
Drew & Napier                                   Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

                                                             Page 15 of 18 Pages



Name, Business Address and Positions at STPL    Present Principal Occupation    Citizenship
--------------------------------------------    ----------------------------    ------------
Wong Kok Siew                                   Deputy Chairman and CEO         Singaporean
SembCorp Industries Ltd.                        SembCorp Industries Ltd.
9 Bishin Place #08-00
Junction 8
Singapore 579837
(Director of STPL)

Goh Geok Ling                                   Director                        Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                     Group Chief Financial Officer   Singaporean
51 Cuppage Road #09-01                          of STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

Gan Chee Yen                                    Director of Finance of STPL     Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director of Finance of STPL)

The following is a list of the executive officers and directors of STT:

Name, Business Address and Positions at STT     Present Principal Occupation    Citizenship
--------------------------------------------    ----------------------------    -----------
Tan Guong Ching                                 Permanent Secretary, Ministry   Singaporean
New Phoenix Park                                of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

Lee Theng Kiat                                  President and CEO, STT and      Singaporean
51 Cuppage Road #10-11/17                       STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                    Corporate Advisor               Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Secretary of STPL)

Bertie Cheng Shao Shiong                        Company Director                Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT)

                                                             Page 16 of 18 Pages



Name, Business Address and Positions at STT     Present Principal Occupation    Citizenship
--------------------------------------------    ----------------------------    -----------
Lim Ming Seong                                  Chairman, CSE Systems &         Singaporean
19A, Serangoon North Ave 5                      Engineering Ltd.
3rd Floor, Avi-Tech Building
Singapore 554859
(Director, STT)

Tan Kok Quan                                    Advocate & Solicitor            Singaporean
5 Shenton Way #29-00                            Tan Kok Quan Partnership
UIC Building
Singapore 068808
(Director, STT)

Tay Siew Choon                                  Managing Director and Chief     Singaporean
51 Cuppage Road #09-01                          Operating Officer, STPL and
StarHub Centre                                  Dy Chairman/CEO, Green Dot
Singapore 229469                                Capital Pte Ltd
(Director, STT)

Premod Paul Thomas                              Managing Director,              Indian
60B Orchard Road                                Strategic Development
#06-18 Tower 2                                  of Temasek
The Atrium@Orchard
Singapore 238891
(Director, STT)

Pek Siok Lan                                    Vice President, Legal STT       Singaporean
51 Cuppage Road #10-11/17                       Comm and STT
StarHub Centre
Singapore 229469
(Secretary, STT)

Sio Tat Hiang                                   Executive Vice President,       Singaporean
51 Cuppage Road #10-11/17                       STT Comm and STT
StarHub Centre
Singapore 229469
(Executive Vice President, STT)

Kek Soon Eng                                    Senior Vice President,          Singaporean
51 Cuppage Road #10-11/17                       Business Development, STT
StarHub Centre                                  Comm and STT
Singapore 229469
(Senior Vice President, Business
Development, STT)

Jean F.H.P. Mandeville                          Chief Financial Officer, STT    Belgian
51 Cuppage Road #10-11/17                       Comm and STT
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT)

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Positions at STT
                 Comm                          Present Principal Occupation     Citizenship
-------------------------------------------    ----------------------------     ------------
Tan Guong Ching                                Permanent Secretary, Ministry    Singaporean
New Phoenix Park                               of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT Comm)

                                                             Page 17 of 18 Pages



Name, Business Address and Positions at STT
                 Comm                          Present Principal Occupation     Citizenship
-------------------------------------------    ----------------------------     ------------
Lee Theng Kiat                                 President and CEO, STT           Singaporean
51 Cuppage Road #10-11/17                      and STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                   Corporate Advisor                Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Bertie Cheng Shao Shiong                       Company Director                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong                                 Chairman, CSE Systems &          Singaporean
19A, Serangoon North Ave 5                     Engineering Ltd.
3rd Floor, Avi-Tech Building
Singapore 554859
(Director, STT Comm)

Tan Kok Quan                                   Advocate & Solicitor             Singaporean
5 Shenton Way #29-00                           Tan Kok Quan Partnership
UIC Building
Singapore 068808
(Director, STT Comm)

Tay Siew Choon                                 Managing Director and Chief      Singaporean
51 Cuppage Road #09-01                         Operating Officer, STPL and
StarHub Centre                                 Dy Chairman/CEO, Green Dot
Singapore 229469                               Capital Pte Ltd
(Director, STT Comm)

Premod Paul Thomas                             Managing Director, Strategic     Indian
60B Orchard Road                               Development of Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director, STT Comm)

Pek Siok Lan                                   Vice President, Legal STT        Singaporean
51 Cuppage Road #10-11/17                      Comm and STT
StarHub Centre
Singapore 229469
(Secretary, STT Comm)

Sio Tat Hiang                                  Executive Vice President,        Singaporean
51 Cuppage Road #10-11/17                      STT Comm and STT
StarHub Centre
Singapore 229469
(Executive Vice President, STT Comm)

                                                             Page 18 of 18 Pages



Name, Business Address and Positions at STT
                 Comm                          Present Principal Occupation     Citizenship
-------------------------------------------    ----------------------------     ------------
Kek Soon Eng                                   Senior Vice President,           Singaporean
51 Cuppage Road #10-11/17                      Business Development, STT
StarHub Centre                                 Comm and STT
Singapore 229469
(Senior Vice President, Business
Development, STT Comm)

Jean F.H.P. Mandeville                         Chief Financial Officer, STT     Belgian
51 Cuppage Road #10-11/17                      Comm and STT
StarHub Centre
Singapore 229469
(Chief Financial Officer, STT Comm)

The following is a list of the executive officers and directors of ICL:

Name, Business Address and Positions at ICL     Present Principal Occupation    Citizenship
--------------------------------------------    ----------------------------    ------------
Lee Theng Kiat                                  President and CEO, STT and      Singaporean
51 Cuppage Road                                 STT Comm
#10-11/17
StarHub Centre
Singapore 229469
(Director, ICL)

Roger Winfield                                  Managing Director, Deutsche     British
4th Floor, Barkly Wharf East                    Bank Mauritius Limited
Le Caudan Waterfront
Port-Louis
Mauritius
(Director, ICL)


Ashish D Jagarnath                              Head of Business                Mauritian
4th Floor, Barkly Wharf East                    Development, Deutsche Bank
Le Caudan Waterfront                            Mauritius Limited
Port-Louis
Mauritius
(Director, ICL)